Exhibit 10.2

March 29, 2017

John D. Moriarty
143 Reade St., Apt 9C
New York, NY 10013

Dear J.D.,

It is with great pleasure that I extend to you an offer of employment for the position of Senior Vice President, Corporate Development with LendingTree, LLC (“Company”), located in Charlotte, North Carolina. We are excited about having you join us!

If you choose to accept our offer of employment as set forth in this letter agreement, you will report directly to Doug Lebda, Chairman and CEO, and you will work remotely with frequent travel. Your employment with the Company will begin on June 5, 2017 at 9:00 AM in the Company’s Charlotte office.

This letter agreement contains a number of important details regarding your offer of employment. In connection with your offer of employment, you and the Company agree on the following terms:

Base Salary: You will receive an initial annual base salary of $390,000.00 (paid at a bi-weekly rate of $15,000.00). Your annual base salary is subject to adjustment by the Company from time to time and is payable in accordance with the Company’s customary payroll practices, as may be amended from time to time.

Bonus: You will be eligible to receive an annual incentive bonus with a target of 60% of your base salary. Payouts can be greater than or less than target and are a function of individual and Company performance as well as management discretion and may not be awarded in each payment period. You must be actively employed by the Company on the date bonuses are paid in order to receive any payment for which you are otherwise eligible. Please note that all applicable deductions will be made from bonus checks, such as 401(k) contributions (if any), Federal and State taxes, etc.

Sign-on Bonus: Provided that you sign this letter agreement and begin work with the Company, you will be eligible to receive a sign-on bonus in the amount of $500,000.00 (the “Sign-on Bonus”), half of which will be paid with your first pay check and the second half six months thereafter. In the event you voluntarily leave the Company (or the Company terminates your employment for Cause as defined below) less than 12 months from your first day of employment, you agree to promptly reimburse the Company for the full pre-tax withholding amount of the Sign-on Bonus that was paid to you and also that any unpaid portion of the Sign-on Bonus will be forfeited and will not be paid to you. Please note that all applicable deductions will be taken from the Sign-on Bonus amount (Federal and State taxes, etc.). You must be actively employed by the Company on the date that an installment of the Sign-on Bonus is due and payable in order to receive it.

Equity: Subject to the approval of the Compensation Committee of the Board of Directors of LendingTree, Inc., under the Fourth Amended and Restated LendingTree, Inc. 2008 Stock and Annual Incentive Plan (the “Plan”), you will, as soon as practicable thereafter, receive an equity compensation award in the amount of $5,000,000.00 based upon the closing price of the Company’s stock on the grant date. The award will be comprised of approximately 70% of the dollar amount in Restricted Stock Units (“RSUs”) and 30% of the dollar amount in Stock Options (“Options”). The exact number of LendingTree, Inc. common shares subject to the RSUs and Options will be determined by LendingTree, Inc. at the time of grant. If approved, you will receive an award notice providing the details of your grant (including the Terms and Conditions), and an account will be established for you at Morgan Stanley, the Plan administrator. Detailed information on your award, as well as the Terms and Conditions and the Plan, will be available for your review on the Morgan Stanley website. Your grant will be governed by the award notice, the Terms and Conditions, and the Plan, and you understand and agree that those documents will supersede the summary description in this section for all purposes.  The Company retains the right to condition any or all such awards on your adherence to any other requirements or restrictions provided to you in writing, including without limitation the Covenants (as defined below) and any confidentiality obligations. Please review all of this documentation carefully for a more complete description of your grant.

In addition, you will be considered for an equity compensation grant in February 2018, at the sole discretion of the Company.

Benefits: You will be eligible to participate in the Company’s benefits plans including medical, dental, vision, group life insurance, disability and other benefits effective the first day of your employment, on the same basis as other full-time personnel and in accordance with the eligibility provisions of each plan. The Company reserves the right to modify or discontinue its compensation and benefits programs at any time (including without limitation paid time off and retirement benefits). You will receive access to detailed benefits and employee resource information after you commence employment. In the event of a conflict between a statement made in this letter agreement and the terms and conditions of the Company’s applicable policies and/or benefits plans, the actual text of the policy or plan will govern.

Paid Time Off: After you have completed 60 days of employment as a regular full-time employee, you will be eligible to take reasonable amounts of time off as determined and authorized by your manager in your manager’s discretion, and in accordance with the Company’s policies then in effect.

Retirement: You will be eligible to participate in the Company's Retirement Savings Plan (a 401(k) plan) on your commencement of employment, according to the terms and eligibility provisions of the plan. Generally, employees may contribute between one percent (1%) and fifty percent (50%) of pay on a pre-tax basis and between one percent (1%) and ten percent (10%) on an after-tax basis. As a convenience, approximately 30 days after your date of hire, you will be automatically enrolled in the Plan with a pre-tax deferral rate of three percent (3%) of your eligible earnings, contributed via payroll deduction. You may opt out at any time, even before the first deduction is taken, by contacting the Company’s Benefits Department.

Severance: Your employment with the Company is “at-will,” and may be terminated by you or by the Company at any time. If your employment is terminated by the Company on or after the 181st day following your Start Date without Cause (as defined below) and for a reason other than your inability to perform your essential job functions due to a disability (subject to applicable law), you will be eligible to receive (i) an aggregate cash amount equal to your annual base salary at the time your employment terminates (the “Cash Severance”); and (ii) payment of premiums for continuation of health care coverage under COBRA for a period equal to one (1) year from the loss of coverage at the same level in effect at the time of termination of your employment (“COBRA Continuation”), provided that you elect COBRA continuation coverage; provided, however, that if terminated without cause prior to the 181st Day, you shall receive an amount equal to [the number of days you were employed by the Company divided by 180] multiplied by [any remaining unpaid portion of the signing bonus], payable on the same date you would have received such remaining signing bonus had you remained employed.

As a condition to receiving the Cash Severance and COBRA Continuation, you must execute (and not revoke, if applicable) a waiver and general release of claims agreement (a “Release”), in a form prescribed by the Company, within forty-five (45) days following the termination of your employment, or else your eligibility to receive the Cash Severance and COBRA Continuation shall immediately become null and void. If such Release becomes effective by its own terms within not more than 55 days after your termination of employment, then the first Cash Severance installment (in an amount equal to one-sixth (1/6) of the total Cash Severance) will be paid to you on the 60th day after termination of your employment and, for each of the ten months thereafter, you will receive the amount of one-twelfth (1/12) of the Cash Severance each month. It is intended that any amounts payable hereunder shall comply with or be exempt from Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) (including under Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exceptions under subparagraph (iii) and subparagraph (v)(D)) and other applicable provisions of Treasury Regulation §§ 1.409A-1 through A-6). Moreover, no portion of the foregoing Cash Severance or COBRA Continuation shall be considered as creditable “compensation” under any pension, savings, or other benefit plan maintained by the Company, unless specifically provided for under the applicable plan documents.

Should you obtain other employment or are otherwise compensated for services during the one-year period immediately following your termination of employment, the Company’s obligation to provide COBRA Continuation shall cease and the Company’s obligation to make Cash Severance payments to you will be reduced dollar for dollar by the gross amount of any such other compensation you receive. During this one-year period, you agree to inform the Company in writing promptly of your employment status and any compensation paid or to be paid to you or on your behalf. Moreover, should you violate any Covenant set forth in this letter agreement, or your confidentiality obligations to the Company as set forth in this letter agreement or in any separately executed agreement, any obligation of the Company to make any Cash Severance payment to you in excess of a lump sum of $500.00, less applicable taxes and withholdings, shall immediately cease. The Company will notify you in writing if it believes you are in breach of a Covenant or confidentiality agreement.

“Cause” is defined as: fraud, dishonesty, theft, embezzlement, misconduct by you that is (or could reasonably be expected to be) injurious to the Company or any of its affiliates, conviction of, or entry of a plea of guilty or nolo contendere to, a crime that constitutes a felony or crime involving moral turpitude, competition with the Company or any of its affiliates, unauthorized use of any trade secrets or confidential information of the Company or any of its affiliates, a material violation of any policy, code, or standard of ethics applicable to you, a material breach of any of your duties (fiduciary or otherwise), your disregard of lawful instructions of the Company, or, following written notice and fifteen calendar days to cure, your excessive and/or unexcused absenteeism unrelated to a disability, your breach of this letter agreement, or the neglect by you of the duties assigned to you or failure to act, all as determined by the Company in its sole and absolute discretion. Upon termination of your employment for Cause: (i) no further base salary will be paid to you for any time after the date of termination and no annual bonus will be paid to you after the date of termination, (ii) you will forfeit any earned but unpaid annual bonus relating to a previously completed performance year, (iii) you will not be eligible to receive any annual bonus relating to the performance year in which your employment terminates, (iv) if your termination date occurs before the first anniversary of your commencement of employment then you must promptly repay the above Sign-on Bonus and any unpaid portion of the Sign-on Bonus will not be paid to you, (v) you will forfeit any accrued but unused paid time off, and (vi) your outstanding LendingTree, Inc. equity compensation awards shall continue to be governed by their terms and conditions, except as modified in this letter agreement.

Change in Control: You may receive benefits described in a change in control letter issued by the Company to certain executives of the Company, as the same may be revised from time to time (the “CIC Letter”). In the event the conditions for you to receive severance benefits under the CIC Letter occur (disregarding the contingencies relating to a general release of claims in favor of the Company and restrictive covenants to be included therein), you will be entitled to receive the severance benefits described in the CIC Letter (subject to the contingencies stated therein), in lieu of the Cash Severance described in the preceding section of this letter agreement. The prohibitions on Competitive Activity (as defined below) and solicitations of customers, vendors, and employees set forth below will continue to apply notwithstanding any lesser restrictions set forth in the CIC Letter. If and to the extent that you are otherwise entitled to receive severance benefits under the CIC letter as opposed to the Cash Severance described hereinabove, your receipt of any such severance benefit in excess of Five Hundred and No/100 Dollars ($500.00), less applicable taxes and withholdings, is, in addition to any requirements and contingencies set forth in the CIC Letter, expressly conditioned upon your strict compliance with all Covenants (as defined below) set forth in this letter agreement, and your confidentiality obligations to the Company as set forth in this letter agreement or in any separately executed agreement.

Section 409A: For purposes of Section 409A, each of the payments that may be made under this letter agreement shall be deemed to be a separate payment. You and the Company agree to negotiate in good faith to make amendments to this letter, as the parties mutually agree are necessary or desirable to avoid the imposition of taxes, penalties or interest under Section 409A. Neither you nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except (i) where payment may be made within a certain period of time, the timing of payment within such period will be in the sole discretion of the Company, and (ii) to the extent specifically permitted or required by Section 409A. To the extent any nonqualified deferred compensation payment to you could be paid in one or more of your taxable years depending upon you completing certain employment-related actions, then any such payments will commence or occur in the later taxable year to the extent required by Section 409A. With respect to the time of payments of any amounts under the letter that are “deferred compensation” subject to Section 409A, references in this letter to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A. Notwithstanding anything in this letter to the contrary, if you are considered a “specified employee” under Section 409A upon your separation from service and if payment of any amounts on account of your separation from service under this letter is required to be delayed for a period of six months after separation from service in order to avoid taxation under Section 409A, payment of such amounts shall be delayed as required by Section 409A, and the accumulated amounts shall be paid in a lump sum payment, without interest, within five business days after the end of the six-month delay period. If you die during the six month delay period prior to the payment of benefits, the amounts withheld on account of Section 409A shall be paid to the personal representative of your estate within 60 days after the date of your death. While it is intended that all payments and benefits provided to you under this letter or otherwise will be exempt from or comply with Section 409A, the Company makes no representation or covenant to ensure that such payments and benefits are exempt from or compliant with Section 409A. The Company will have no liability to you or any other party if a payment or benefit under this letter or otherwise is challenged by any taxing authority or is ultimately determined not to be so exempt or compliant. You further understand and agree that you will be entirely responsible for any and all taxes imposed on you as a result of this letter.

The Company reserves the right to change the terms and conditions of your employment, including but not limited to demotion, promotion, transfer, compensation, benefits, duties, and location of work; provided, however, that notwithstanding the foregoing, any changes to this letter agreement must be agreed in writing by both parties. Neither this letter agreement nor any other written or verbal communications are intended to create a contract of employment for a specified period of time, or any other promise of long-term employment. All employment with the Company is at-will and either you or the Company may conclude the employment relationship at any time, with or without cause or advance notice. This “at-will” employment relationship can only be modified by an express written agreement signed by an authorized officer of the Company. You agree that your employment with the Company, and the compensation and benefits set forth herein (including without limitation the Sign-on Bonus), provides sufficient consideration to support your Covenants (as defined below), obligations, and promises under this letter agreement.

Your covenants: By signing this letter agreement, you agree and acknowledge that you will not, while employed by the Company and for the one (1) year period immediately following the date of your cessation of employment with the Company (the “Cessation Date”), do any of the following (each, a “Covenant” and collectively, the “Covenants”):

a.    Engage or attempt to engage in any Competitive Activity (as defined below) within the Prohibited Territory (as defined below), or materially assist anyone else in engaging or attempting to engage in Competitive Activity within the Prohibited Territory.

i.    “Competitive Activity” means engaging in the performance or attempted performance (whether for your own benefit or for, on behalf of, as an employee of, as an independent contractor of, or at the request of any other entity or individual), in the Prohibited Territory, of the same or substantially similar material activities performed in the course and scope of your duties for the Company during the last twelve (12) months of employment with the Company, in a manner or role that directly competes or directly and materially assists others in competing with the Company’s Business (as defined below). Notwithstanding the preceding, owning the stock or options to acquire stock totaling less than 5% of the outstanding shares in a public company shall not constitute, by itself, Competitive Activity.

ii.    “Business” means: (a) a business of marketing, selling, and/or providing services related to internet-based loan brokerage or online lead generation for financial services products and/or home services products; and (b) the business engaged in by the Company as of your last day of employment with the Company.

iii.     “Prohibited Territory” means the United States of America.

b.    Solicit or induce, attempt to solicit or induce, or assist any other person or entity in soliciting, inducing, or attempting to solicit or induce any customers with whom you have had direct business dealing at any time during the twelve (12) month period immediately preceding the Cessation Date (including the Cessation Date) as part of your work for the Company, to be customers of products or services that are competitive with the products or services of the Company.

c.    Solicit or induce, attempt to solicit or induce, or assist any other person or entity in soliciting, inducing, or attempting to solicit or induce any employee of the Company, or any individual who was employed by the Company at any time during the twelve (12) month period immediately preceding the Cessation Date (including the Cessation Date), to become employed by an entity other than the Company or to cease his/her employment with the Company.

d.    Solicit or induce, or attempt to solicit or induce, any supplier or vendor of the Company to cease any contractual relationship with the Company, to discontinue or limit its relationship with the Company in any manner, to not continue supplying products or services to the Company, or to alter in any way the terms or conditions under which such products or services are provided to the Company.

e.    Solicit or induce, or attempt to solicit or induce, any entity that was a merger or acquisition target of the Company at any time during the twelve (12) month period immediately preceding the Cessation Date (including the Cessation Date) of which you had knowledge or awareness in connection with your employment with the Company, to cease any discussions with the Company regarding a merger or acquisition, to discontinue or limit its relationship with the Company in any manner, or to enter into a merger or other acquisition with any other company engaged in the Business in the Prohibited Territory.

By signing this letter agreement, you understand, acknowledge, and agree that the above Covenants are fair and necessary to protect important legitimate business interests of the Company, that they are narrowly tailored to protect the Company’s legitimate business interests, that they are reasonable as to function and duration, and that they will not prevent you from obtaining future work or earning a living. You also understand and agree that if you do not adhere to these Covenants, the Company will have the right (among other things) to seek enforcement and remedy of them without the requirement of posting a bond or other security, and you will forfeit anything of value other than any base salary for work already performed, including by way of illustration any unpaid incentive bonus, any severance payment, and any equity compensation awards, such as the RSUs and Options referenced above. You also agree that for each of your covenants in this subsection, the one (1) year period of any such covenant shall be tolled, and shall be increased, by and in the amount of any time during which you are in breach of that specific covenant.

Proprietary Information of Others: It is the Company’s policy to respect all trade secrets and confidential information of other entities, including without limitation any entity where our employees may previously have been employed. Accordingly, you promise that you have not at any time, and will not in the future: (i) disclose, expose, or otherwise make available to the Company, (ii) use in the course and scope of your employment with the Company, or on behalf of or for the benefit of the Company, or (iii) induce or attempt to induce the Company to use, any trade secrets or other confidential information belonging to any entity other than the Company.

This offer of employment is contingent upon:

•
Full compliance with the Immigration Reform and Control Act of 1986 (I9) which requires new employees to provide documentation/identification to establish both identity and work authorization within 3 days of their hire.

NOTICE: Federal law requires all employers to verify the identity and employment eligibility of all persons hired to work in the United States. This employer will provide the Social Security Administration (SSA) and, if necessary, the Department of Homeland Security (DHS), with information from each new employee’s Form I-9 to confirm work authorization. IMPORTANT: If the Government cannot confirm that you are authorized to work, this employer is required to provide you written instructions and an opportunity to contact SSA and/or DHS before taking adverse action against you, including terminating your employment. Employers may not use E-Verify to pre-screen job applicants or to re-verify current employees and may not limit or influence the choice of documents presented for use on the Form I-9. In order to determine whether Form I-9 documentation is valid, this employer uses E-Verify’s photo screening tool to match the photograph appearing on some permanent resident and employment authorization cards with the official U.S. Citizenship and Immigration Services’ (USCIS) photograph. If you believe that your employer has violated its responsibilities under this program or has discriminated against you during the verification process based upon your national origin or citizenship status, please call the Office of Special Counsel at 1-800-255-7688 (TDD: 1-800-237-2515). For more information on E-Verify, please contact DHS at: 1-888-464-4218.

•	Successful completion of criminal background check, credit check (if applicable), references, employment/ education verifications.

•
Your execution of an agreement concerning the confidential information and certain intellectual property rights of the Company, in a form provided by the Company, which you are required to sign before you begin your employment.

You will be reimbursed your reasonable legal fees incurred in the negotiation and finalization of this agreement up to a cap of $20,000.00, which shall be paid to you within thirty (30) days of your submission of a final bill evidencing your payment of such costs.

This letter agreement contains the entire agreement between you and the Company concerning the subject matter set forth herein, and supersedes and replaces all prior oral or written agreements, arrangements, or understandings regarding the subject matter set forth herein.

If you choose to accept this offer of employment pursuant to the terms set forth above, please before April 14, 2017, sign below and scan/email to me, and return the original, signed letter agreement to Talent Acquisition on or before your first day of employment.

We are excited to have you as a member of our team and know you will find your new role challenging, exciting and rewarding. Congratulations - and welcome to the team!

Sincerely,

/s/ Claudette Parham
Claudette Parham
Chief People Officer

Agreed and Accepted:

/s/ John D. Moriarty	4/8/2017
John D. Moriarty	Date